U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

AMG BBH Asset-Backed Credit Fund, LLC, Brown Brothers Harriman Credit Partners, LLC, BBH Alternative Credit Fund, LLC, BBH Alternative Credit Fund, LP, BBH Credit Value Master Fund, Ltd., BBH Structured Fixed Income Master Fund, Ltd.

140 Broadway, New York, NY 10005

~~AMG Pantheon Master Fund, LLC, AMG Pantheon Subsidiary Fund, LLC, AMG Pantheon Lead Fund, LLC, AMG Pantheon Credit Solutions Fund, AMG Pantheon Credit Solutions Subsidiary Fund, LLC, AMG Pantheon Credit Solutions Lead Fund, LLC, AMG Pantheon Infrastructure Fund, LLC, AMG Pantheon Infrastructure Subsidiary Fund, LLC, AMG Pantheon Infrastructure Lead Fund, LLC, Pantheon Ventures (US) LP, Pantheon Ventures (UK) LLP, Pantheon Infra Advisors LLC, Pantheon Ventures (Ireland) DAC, Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon USA Fund VIII, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Asia Fund VI, L.P., Pantheon USA Fund IX, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Secondary Fund V, L.P., Pantheon Global Infrastructure Fund "B", L.P., PGIF III Co-mingled Fund, L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Real Estate Solutions Fund I, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Capital Partners, L.P., Pantheon Global Secondary Fund IV KSA, L.P., BVK Private Equity 2011, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., BVK Private Equity 2014, L.P., Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets Fund, LLC, Pantheon Global Infrastructure Fund II NPS, L.P., Psagot-Pantheon 1, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Industriens Vintage Infrastructure, L.P., KGT Strategic Private Investments, LP, KFH Strategic Private Investments, LP, BVK Private Equity 2018, L.P., VA-Pantheon Infrastructure II, LP, Pantheon IPA Fund, L.P., Pantheon Real Assets Opportunities Fund, L.P., Global Infrastructure 2015-K, L.P, BVK Private Equity 2021, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Pantheon Global Private Credit GT Fund, L.P., Pantheon Global Private Credit HO Fund, L.P., Akasia I, L.P., Pantheon/VA NRP, LP, Global Infrastructure 2020-K, L.P, Pantheon G Infrastructure Opportunities LP, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, Pensam Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Lincoln Brook Opportunities Fund, L.P., Pantheon SOF Co-Investment Fund, L.P., Pantheon Infra-PSP Co-Investment Program 1, LP, Industriens Vintage Infrastructure IV, L.P., Toranomon Infrastructure 2, LP, Pantheon L Global Infrastructure SMA LP, Pantheon 2022-K Asia, L.P, Clal - Pantheon Infra Co-Investment Program 2022, LP, Pantheon OCM Secondaries Investment Program (Cayman), L.P., VA - Pantheon Infrastructure III, LP, Juniversitas Infrastructure Equity Core Fund P (USD), L.P., Juniversitas Infrastructure Equity Core Fund P (EUR), L.P., Pantheon Global Infrastructure Fund IV NPS, L.P., Three Pillars Secondaries Fund, LP, Three Pillars Flex Opportunities Fund, LP, Pantheon PlanVital Investment Program (Cayman), LP, Pantheon C Private Credit Secondaries Program LP, BVK Private Equity 2024, L.P., Pantheon PSD III The-K 2024 Master LP, Global Infrastructure 2024-K, L.P., Pantheon Global Credit 2024-K, L.P., Pantheon ME A1 SMA Fund, L.P., Pantheon ME A1 Overage Fund, L.P., Industriens Vintage Infrastructure V, L.P., Pantheon Private Senior Debt Fund III NPS, L.P., Pantheon Z Global Infrastructure Fund Master, L.P., Clal - Pantheon Infra Co-Investment Program 2025, LP, Pantheon Pandeia Fund LP, SOLUTIO PREMIUM Private Debt I SCSp, SOLUTIO PREMIUM Private Debt II MASTER SCSp, SOLUTIO PREMIUM Private~~

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Nathan Somogie, Esq.
Simpson Thacher & Bartlett LLP
855 Boylston Street
Boston, MA 02116
Telephone: (617) 778-9004
nathan.somogie@stblaw.com

Copies to:

Mark J. Duggan
AMG Funds LLC
680 Washington Boulevard, Suite 500
Stamford, CT 06901
Telephone: (203) 299-3544
mark.duggan@amg.com

and

Brown Brothers Harriman Credit Partners, LLC
140 Broadway
New York, NY 10005

~~January 8~~April 17, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

AMG PANTHEON MASTER FUND, LLC, AMG PANTHEON SUBSIDIARY FUND, LLC, AMG PANTHEON LEAD FUND, LLC, AMG PANTHEON CREDIT SOLUTIONS FUND, AMG PANTHEON CREDIT SOLUTIONS SUBSIDIARY FUND, LLC, AMG PANTHEON CREDIT SOLUTIONS LEAD FUND, LLC, AMG PANTHEON INFRASTRUCTURE FUND, LLC, AMG PANTHEON INFRASTRUCTURE SUBSIDIARY FUND, LLC, AMG PANTHEON INFRASTRUCTURE LEAD FUND, LLC, PANTHEON VENTURES (US) LP, PANTHEON VENTURES (UK) LLP, PANTHEON INFRA ADVISORS LLC, PANTHEON VENTURES (IRELAND) DAC, PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND II, L.P., PANTHEON USA FUND VIII, L.P., PANTHEON GLOBAL SECONDARY FUND IV, L.P., PANTHEON ASIA FUND VI, L.P., PANTHEON USA FUND IX, L.P., PANTHEON EMERGING ASIA FUND VI, L.P., PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND III, L.P., PANTHEON USA SMALL FUNDS PROGRAM IX, L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND II, L.P., PANTHEON EMERGING MARKETS FUND (EX-ASIA), L.P., PANTHEON GLOBAL SECONDARY FUND V, L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND "B", L.P., PGIF III CO-MINGLED FUND, L.P., PANTHEON MULTI-STRATEGY PROGRAM 2014 (US), L.P., PANTHEON MULTI-STRATEGY PROGRAM 2014 (ERISA), L.P., PANTHEON ACCESS (US), L.P., PANTHEON ACCESS (ERISA), L.P., PANTHEON REAL ESTATE SOLUTIONS FUND I, L.P., PANTHEON GLOBAL SECONDARY FUND IV OPERS, L.P., PANTHEON CAPITAL PARTNERS, L.P., PANTHEON GLOBAL SECONDARY FUND IV KSA, L.P., BVK PRIVATE EQUITY 2011, L.P., PANTHEON GLOBAL GT FUND, L.P., PANTHEON GLOBAL HO FUND, L.P., BVK PRIVATE EQUITY 2014, L.P., SACRAMENTO COUNTY EMPLOYEES' RETIREMENT SYSTEM SECONDARY INFRASTRUCTURE AND REAL ASSETS FUND, LLC, PANTHEON GLOBAL INFRASTRUCTURE FUND II NPS, L.P., PSAGOT-PANTHEON 1, L.P., PANTHEON GLOBAL REAL ASSETS GT FUND, L.P., PANTHEON GLOBAL REAL ASSETS HO FUND, L.P., INDUSTRIENS VINTAGE INFRASTRUCTURE, L.P., KGT STRATEGIC PRIVATE INVESTMENTS, LP, KFH STRATEGIC PRIVATE INVESTMENTS, LP, BVK

PRIVATE EQUITY 2018, L.P., VA-PANTHEON INFRASTRUCTURE II, LP, PANTHEON IPA FUND, L.P., PANTHEON REAL ASSETS OPPORTUNITIES

FUND, L.P., GLOBAL INFRASTRUCTURE 2015-K, L.P, BVK PRIVATE EQUITY 2021, L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND III NPS, L.P., PANTHEON GLOBAL PRIVATE CREDIT GT FUND, L.P., PANTHEON GLOBAL PRIVATE CREDIT HO FUND, L.P., AKASIA I, L.P., PANTHEON/VA NRP, LP, GLOBAL INFRASTRUCTURE 2020-K, L.P, PANTHEON G INFRASTRUCTURE OPPORTUNITIES LP, PANTHEON GLOBAL INFRASTRUCTURE USD INVESTMENTS UNIT TRUST, PANTHEON GLOBAL INFRASTRUCTURE EUR INVESTMENTS UNIT TRUST, PANTHEON GLOBAL INFRASTRUCTURE INVESTMENTS FUND (CAYMAN) LP, PENSAM INFRASTRUCTURE, L.P., INDUSTRIENS VINTAGE INFRASTRUCTURE II, L.P., LINCOLN BROOK OPPORTUNITIES FUND, L.P., PANTHEON SOF CO-INVESTMENT FUND, L.P., PANTHEON INFRA-PSP CO-INVESTMENT PROGRAM 1, LP, INDUSTRIENS VINTAGE INFRASTRUCTURE IV, L.P., TORANOMON INFRASTRUCTURE 2, LP, PANTHEON L GLOBAL INFRASTRUCTURE SMA LP, PANTHEON 2022-K ASIA, L.P, CLAL - PANTHEON INFRA CO-INVESTMENT PROGRAM 2022, LP, PANTHEON OCM SECONDARIES INVESTMENT PROGRAM (CAYMAN), L.P., VA - PANTHEON INFRASTRUCTURE III, LP, JUNIVERSITAS INFRASTRUCTURE EQUITY CORE FUND P (USD), L.P., JUNIVERSITAS INFRASTRUCTURE EQUITY CORE FUND P (EUR), L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND IV NPS, L.P., THREE PILLARS SECONDARIES FUND, LP, THREE PILLARS FLEX OPPORTUNITIES FUND, LP, PANTHEON PLANVITAL INVESTMENT PROGRAM (CAYMAN), LP, PANTHEON C PRIVATE CREDIT SECONDARIES PROGRAM LP, BVK PRIVATE EQUITY 2024, L.P., PANTHEON PSD III THE-K 2024 MASTER LP, GLOBAL INFRASTRUCTURE 2024-K, L.P., PANTHEON GLOBAL CREDIT 2024-K, L.P., PANTHEON ME A1 SMA FUND, L.P., PANTHEON ME A1 OVERAGE FUND, L.P., INDUSTRIENS VINTAGE INFRASTRUCTURE V, L.P., PANTHEON PRIVATE SENIOR DEBT FUND III NPS, L.P., PANTHEON Z GLOBAL INFRASTRUCTURE FUND MASTER, L.P., CLAL - PANTHEON INFRA CO-INVESTMENT PROGRAM 2025, LP, PANTHEON PANDEIA FUND LP, SOLUTIO PREMIUM PRIVATE DEBT I SCSP, SOLUTIO PREMIUM PRIVATE DEBT II MASTER SCSP, SOLUTIO PREMIUM PRIVATE DEBT III MASTER SCSP, PANTHEON GLOBAL SECONDARY FUND VI SCSP, SOLUTIO PREMIUM PRIVATE EQUITY VI MASTER SCSP, PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND V (LUXEMBOURG) SCSP, SOLUTIO PREMIUM

PRIVATE EQUITY VII MASTER SCSP, PGCO IV CO-MINGLED FUND SCSP, PANTHEON MULTI-STRATEGY PROGRAM 2014 (LUXEMBOURG) SLP SICAV SIF, PANTHEON ACCESS (LUXEMBOURG) SLP SICAV SIF, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON SENIOR DEBT SECONDARIES II (USD), PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON SENIOR DEBT SECONDARIES II (EUR), PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON CREDIT OPPORTUNITIES II (USD), PANTHEON GLOBAL INFRASTRUCTURE FUND IV (LUXEMBOURG) SCSP, PANTHEON GLOBAL INFRASTRUCTURE FUND IV EURO (LUXEMBOURG) SCSP, PANTHEON SECONDARY OPPORTUNITY FUND (LUXEMBOURG) SCSP, SOLUTIO PREMIUM PRIVATE EQUITY VIII MASTER SCSP SICAV-RAIF, SOLUTIO PREMIUM PRIVATE EQUITY VIII MASTER SCSP SICAV-RAIF - SUB-FUND"PRIVATE EQUITY", SOLUTIO PREMIUM PRIVATE EQUITY VIII MASTER SCSP SICAV-RAIF - SUB-FUND "SPECIAL SITUATIONS", PANTHEON GLOBAL SECONDARY FUND VII SCSP, PANTHEON GLOBAL SECONDARY FUND VII EURO SCSP, SOLUTIO OPPORTUNITIES ASIA I SCSP, PANTHEON SECONDARY OPPORTUNITY FUND II (LUXEMBOURG) SCSP, PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND VI (LUXEMBOURG) SCSP, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON SENIOR DEBT SECONDARIES III (USD), PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON SENIOR DEBT SECONDARIES III (GBP), PANTHEON GLOBAL PRIVATE EQUITY FUND, A SUB-FUND OF PANTHEON PRIVATE MARKETS SICAV SA, PANTHEON GLOBAL CREDIT SECONDARIES FUND, A SUB-FUND OF PANTHEON PRIVATE MARKETS SICAV SA, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON CREDIT OPPORTUNITIES III (USD), PANTHEON GLOBAL SELECT FUND VII (LUXEMBOURG) SCSP, PANTHEON GLOBAL INFRASTRUCTURE FUND V (LUXEMBOURG) SCSP, PANTHEON GLOBAL SECONDARY FUND VIII SCSP, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON SENIOR DEBT SECONDARIES EUROPE III, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - TUBERA CREDIT 2020, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - TUBERA INFINITA, PANTHEON PRIVATE DEBT PROGRAM SCSP SICAV-RAIF - PANTHEON COF

IN THE MATTER OF AMG BBH ASSET-BACKED CREDIT FUND, LLC, BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC, BBH ALTERNATIVE CREDIT FUND, LLC, BBH ALTERNATIVE CREDIT FUND, LP, BBH CREDIT VALUE MASTER FUND, LTD., BBH STRUCTURED FIXED INCOME MASTER FUND, LTD.	: APPLICATION FOR AN ORDER : PURSUANT TO SECTIONS 17(d) AND : 57(i) OF THE INVESTMENT COMPANY : ACT OF 1940 AND RULE 17d-1 UNDER : THE INVESTMENT COMPANY ACT OF : 1940 PERMITTING CERTAIN JOINT : TRANSACTIONS OTHERWISE : PROHIBITED BY SECTIONS 17(d) AND : 57(a)(4) OF AND RULE 17d-1 UNDER THE : INVESTMENT COMPANY ACT OF 1940 : :

140 BROADWAY, NEW YORK, NY 10005

File No. 812-[   ]

~~I.   SUMMARY OF APPLICATION~~

I.   SUMMARY OF APPLICATION

The following entities hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*SEC*" or "*Commission*") under Sections 57(i) and 17(d) of the Investment Company

Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. ~~The Order would supersede the exemptive order issued by the Commission on December 13, 2019 (the "***Prior Order***")[2] that was granted pursuant to Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

- AMG ~~Pantheon Master Fund, LLC ("*P-PEXX*"), AMG Pantheon Credit Solutions Fund ("*P-SECC*") and AMG Pantheon Infrastructure Fund, LLC ("*P-BUILD*" and together with P-PEXX and P-SECC,~~ BBH Asset-Backed Credit Fund, LLC (the "***Existing Regulated Fund~~s~~***"), ~~each~~ a closed-end management investment company that is registered under the 1940 Act;

- ~~Pantheon Ventures (US) LP ("*Pantheon Ventures US*~~Brown Brothers Harriman Credit Partners, LLC ("***BBH Credit Partners***"), an investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"), on behalf of itself and its successors[~~3~~2];

- ~~Pantheon Infra Advisors LLC ("*Pantheon Infra Advisors*"), an investment adviser registered under the Advisers Act, on behalf of itself and its successors;~~

- ~~Pantheon Ventures (UK) LLP ("*Pantheon Ventures UK*"), an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;~~

- ~~Pantheon Ventures (Ireland) DAC ("*Pantheon Ventures Ireland*"), an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;~~

- ~~AMG Pantheon Subsidiary Fund, LLC and AMG Pantheon Lead Fund, LLC (together, the "*P-PEXX Subs*"), each a Wholly-Owned Investment Sub (as defined below) of P-PEXX;~~

- ~~AMG Pantheon Credit Solutions Subsidiary Fund, LLC and AMG Pantheon Credit Solutions Lead Fund, LLC (together, the "*P-SECC Subs*"), each a Wholly-Owned Investment Sub of P-SECC;~~

- ~~AMG Pantheon Infrastructure Subsidiary Fund, LLC and AMG Pantheon Infrastructure Lead Fund, LLC (together, the "*P-BUILD Subs*" and together with the P-PEXX Subs and the P-SECC Subs, the "*Existing Wholly-Owned Subsidiaries*"), each a Wholly-Owned Investment Sub of P-BUILD;~~

- The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the "***Existing Affiliated Funds***"; together with the Existing Regulated Fund~~s, each Existing Wholly-Owned Subsidiary, Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK and Pantheon Ventures Ireland~~ and BBH Credit Partners, the "***Applicants***").[~~4~~3]

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[~~2~~] ~~AMG Pantheon Master Fund, LLC, et al. (File No. 812-14626-01), Release No. IC-33687 (November 18, 2019) (notice), Release No. IC-33714 (December 13, 2019) (order).~~

[~~3~~2] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[~~4~~3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "*Application*") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a

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[4] "*Regulated Fund*" means the Existing Regulated Funds and any Future Regulated Funds. "Future Regulated Fund" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "Wholly-Owned Investment Sub" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "Joint Venture" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "BDC Downstream Fund" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5] "*Affiliated Entity*" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6] "*Co-Investment Transaction*" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Co-Investment Transaction are collectively referred to herein as "***Participants***."[8][7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[9][8]

~~The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "**Wholly-Owned Investment Sub**" means an entity: (a) that is a "wholly owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "**Joint Venture**" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "**BDC Downstream Fund**" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.~~

~~In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.~~

~~To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.~~

II.   GENERAL DESCRIPTION OF THE APPLICANTS

A.   ~~P PEXX, P SECC and P BUILD~~The Existing Regulated Fund

~~Each of P PEXX, P SECC and P BUILD~~The Existing Regulated Fund is an externally managed, closed-end, non-diversified investment company that is registered as an investment company under the 1940 Act. ~~Each of P PEXX and P BUILD are organized as Delaware limited liability companies. P SECC~~The Existing Regulated Fund is organized as a Delaware ~~Statutory Trust. Securities offered by P PEXX are exempt from registration under the Securities Act of 1933, as amended (the "*Securities Act*"), pursuant to Regulation D under the Securities Act. P PEXX, P SECC and P BUILD~~limited liability company. The Existing Regulated Fund intends to qualify annually as a regulated investment compan~~ies~~y under Sub~~-~~chapter M of the Internal Revenue Code of 1986~~, as amended~~.

~~P PEXX's~~The Existing Regulated Fund's investment objective is to seek ~~long-term~~to generate a return comprised of both current income and capital appreciation. ~~P PEXX has a four-member~~The Existing

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[8][7]   "***Adviser***" means ~~Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK and Pantheon Ventures Ireland~~BBH Credit Partners and any other investment adviser controlling, controlled by, or under common control with ~~Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK, and/or Pantheon Ventures Ireland~~BBH Credit Partners. The term "Adviser" also includes any internally-managed Regulated Fund.

[9][8]   See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Regulated Fund's board of directors (the "~~P-PEXX~~ **Board**")~~, of which three members~~ is comprised of a majority of directors who are not "interested persons" of the Existing Regulated Fund within the meaning of section 2(a)(19) of the 1940 Act.[109]

~~P-SECC's investment objective is to generate attractive returns through a combination of current income distributions and total return. P-SECC has a six-member board (the "*P-SECC Board*"), of which five members are not "interested persons" of the Fund within the meaning of section 2(a)(19) of the 1940 Act.~~

~~P-BUILD's investment objective is to seek long-term capital appreciation. P-BUILD has a six-member board (the "*P-BUILD Board*" and together with the P-PEXX Board and the P-SECC Board, as well as the Board of any Future Regulated Fund, the "*Board*"), of which five members are not "interested persons" of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

   B. ~~The Existing Wholly-Owned Subsidiaries~~BBH Credit Partners

~~Each Existing Wholly-Owned Subsidiaries is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of an Existing Regulated Fund.~~

  ~~C. Advisers~~
~~**Pantheon Ventures US.** Pantheon Ventures US~~BBH Credit Partners is a Delaware limited ~~partnership~~liability company that is registered as an investment adviser under the Advisers Act with the Commission and serves as investment adviser to ~~P-PEXX and P-SECC and subadviser to P-BUILD.~~the Existing Regulated Fund. BBH Credit Partners is a direct subsidiary of and controlled by Brown Brothers Harriman & Co. ("BBH"), which holds a substantial majority of equity of BBH Credit Partners. BBH is a New York limited partnership and private banker chartered by the New York Department of Financial Services. A subsidiary of Affiliated Managers Group, Inc. ~~("AMG")~~, a publicly-traded global asset management company, ~~indirectly owns~~holds a m~~aj~~inority ~~of the~~equity interest~~s of Pantheon Ventures US through AMG New York Holdings Corp~~in BBH Credit Partners.

~~**Pantheon Infra Advisors.** Pantheon Infra Advisors is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act with the Commission and serves as investment adviser to P-BUILD. AMG indirectly owns a majority of the interests of Pantheon Infra Advisors through AMG New York Holdings Corp.~~

~~**Pantheon Ventures Ireland**. Pantheon Ventures Ireland is a limited liability designated activity company, incorporated in Ireland and is an exempt reporting adviser under the Advisers Act. Pantheon Ventures Ireland serves as investment adviser to certain Existing Affiliated Funds. AMG indirectly owns a majority of the interests of Pantheon Ventures Ireland through AMG New York Holdings Corp.~~

~~**Pantheon Ventures UK.** Pantheon Ventures UK is a limited liability partnership organized under the laws of England and Wales and is an exempt reporting adviser under the Advisers Act. Pantheon Ventures UK has been appointed by Pantheon Ventures Ireland to serve as portfolio manager for certain of the Existing Affiliated Funds. AMG indirectly owns a majority of the interests of Pantheon Ventures UK through AMG New York Holdings Corp.~~

  ~~D~~C. The Existing Affiliated Funds

~~Pantheon Ventures US or Pantheon Ventures Ireland~~BBH Credit Partners serves as investment adviser to each of the Existing Affiliated Funds. ~~Pantheon Ventures UK serves as portfolio manager to certain Existing Affiliated Funds pursuant to a delegation agreement between Pantheon Ventures UK and Pantheon Ventures Ireland.~~ Each Existing Affiliated Fund is a separate and distinct legal entity that, when and if offering its interests

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[109] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

to U.S. persons, would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.[10] A complete list of the Existing Affiliated Funds is included in Appendix A.

III.   ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "*Conditions*"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

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[10]   In the future, an Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[11]   Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ...."

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK and Pantheon Ventures Ireland are each under common control through AMG indirectly owning a majority of the interests of each such entity, and are thus affiliated persons of each other.~~

Accordingly, with respect to ~~Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK and Pantheon Ventures Ireland~~BBH Credit Partners, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~Pantheon Ventures US, Pantheon Infra Advisors, Pantheon Ventures UK and Pantheon Ventures Ireland~~BBH Credit Partners and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.   <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~13~~12

2.   <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~14~~13 of the Regulated

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~~13~~12   Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~14~~13   Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a

Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[~~15~~14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.   <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[~~16~~15]

4.   <u>No Remuneration</u>. Any transaction fee[~~17~~16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   <u>Co-Investment Policies</u>. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its

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majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[~~15~~14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[~~16~~15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[~~17~~16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[18][17]

6.   Dispositions:

(a)   Prior to any Disposition[19][18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[20][19]

7.   Board Oversight

(a)   Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)   Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

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[18][17]   The Affiliated Entities may adopt shared Co-Investment Policies.

[19][18]   "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20][19]   "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   _Recordkeeping_. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[21][20]

9.   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.   Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.   Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an

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[21][20]   If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

> Mark Duggan
> AMG Funds LLC
> 680 Washington Blvd., Suite 500
> Stamford, CT 06901
> Telephone: (203) 299-3544

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

> Nathan Somogie, Esq.
> Gregory C. Davis
> Lisa M. Henry
> Ropes & GraySimpson Thacher & Bartlett LLP
> Three Embarcadero Center855 Boylston Street
> San Francisco, CA 94111-4006
> Boston, MA 02116
> Telephone: (415617) 315-6327778-9004

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Sole Initial Director and ratified by the Board of eachthe Existing Regulated Fund pursuant to resolutions duly adopted by the Sole Initial Director and ratified by the Board. Copies of the resolutions are provided below.

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[21] See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit B to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act ~~and a marked copy of the amended Application showing changes from the initial Application~~.

The Applicants have caused this Application to be duly signed on their behalf on the ~~8th~~17th day of ~~January~~April, 2026.

AMG ~~Pantheon Master~~BBH Asset-Backed Credit Fund, LLC	~~**AMG Pantheon Infrastructure Fund**~~**Brown Brothers Harriman Credit Partners, LLC**
By: /s/ ~~Keitha L. Kinne~~Garret Weston Name: ~~Keitha L. Kinne~~Garret Weston Title: ~~Principal Executive Officer~~Director	By: /s/ ~~Keitha L. Kinne~~Daniel Greifenkamp Name: ~~Keitha L. Kinne~~Daniel Greifenkamp Title: ~~Principal~~President and Chief Executive Officer

~~**AMG Pantheon Subsidiary Fund, LLC**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~
~~Title: Principal Executive Officer~~

~~**AMG Pantheon Infrastructure Subsidiary Fund, LLC**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~
~~Title: Principal Executive Officer~~

~~**AMG Pantheon Lead Fund, LLC**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~
~~Title: Principal Executive Officer~~

~~**AMG Pantheon Infrastructure Lead Fund, LLC**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~
~~Title: Principal Executive Officer~~

~~**AMG Pantheon Credit Solutions Fund**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~
~~Title: Principal Executive Officer~~

~~**Pantheon Ventures (US) LP**~~

~~By: /s/ Kara Zanger~~
~~Name: Kara Zanger~~
~~Title: Managing Director~~

~~**AMG Pantheon Credit Solutions Subsidiary Fund, LLC**~~

~~By: /s/ Keitha L. Kinne~~
~~Name: Keitha L. Kinne~~

~~**Pantheon Ventures (Ireland) DAC**~~

~~By: /s/ Maeve Kelly~~
~~Name: Maeve Kelly~~

Title:	Principal Executive Officer		Title:	Director

AMG Pantheon Credit Solutions Lead Fund, LLC

By:	/s/ Keitha L. Kinne		By:	/s/ John Morgan
Name:	Keitha L. Kinne		Name:	John Morgan
Title:	Principal Executive Officer		Title:	Member

Pantheon Ventures (UK) LLP

Pantheon Infra Advisors LLC

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon Global Co-Investment Opportunities Fund II, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon USA Fund VIII, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Secondary Fund IV, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Asia Fund VI, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon USA Fund IX, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Emerging Asia Fund VI, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Co-Investment Opportunities Fund III, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon USA Small Funds Program IX, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Infrastructure Fund II, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Emerging Markets Fund (Ex-Asia), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund V, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund "B", L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

PGIF III Co-mingled Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Multi-Strategy Program 2014 (US), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Multi-Strategy Program 2014 (ERISA), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Access (US), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Access (ERISA), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Real Estate Solutions Fund I, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund IV OPERS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Capital Partners, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund IV KSA, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2011, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global GT Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global HO Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2014, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets Fund, LLC

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Infrastructure Fund II NPS, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Psagot-Pantheon 1, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Real Assets GT Fund, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Global Real Assets HO Fund, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Industriens Vintage Infrastructure, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

KGT Strategic Private Investments, LP

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

KFH Strategic Private Investments, LP

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

BVK Private Equity 2018, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

VA-Pantheon Infrastructure II, LP

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon IPA Fund, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Real Assets Opportunities Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Global Infrastructure 2015-K, L.P
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2021, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund III NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

<table>
<tr><td>

~~Pantheon Global Private~~**BBH Alternative** Cre dit ~~GT~~ **Fun d, L**LC~~.P.~~

</td><td>

~~Pantheon Global Private~~**BBH** Credit ~~HO~~**Value Master** Fund, ~~L.P~~**Ltd.**

</td></tr>
</table>

~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By: Pantheon Ventures (US) LP, its investment advisor~~

By:	/s/ ~~Kara Zanger~~Daniel Greifenkamp	By:	/s/ ~~Kara Zanger~~Daniel Greifenkamp
Name:	~~Kara Zanger~~Daniel Greifenkamp	Name:	~~Kara Zanger~~Daniel Greifenkamp
Title:	~~Managing Director~~Authorized Signatory	Title:	~~Managing Director~~Authorized Signatory

~~**Akasia I, L.P.**~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~**Pantheon/VA NRP, LP**~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~	~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~	~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~	~~Title:~~	~~Managing Director~~

~~**Global Infrastructure 2020-K, L.P**~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~**Pantheon G Infrastructure Opportunities LP**~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~	~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~	~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~	~~Title:~~	~~Managing Director~~

Pantheon Global Infrastructure USD Investments Unit Trust		Pantheon Global Infrastructure EUR Investments Unit Trust	
By: Pantheon Ventures (US) LP, its investment manager		By: Pantheon Ventures (US) LP, its investment manager	
By:	/s/ Kara Zanger	By:	/s/ Kara Zanger
Name:	Kara Zanger	Name:	Kara Zanger
Title:	Managing Director	Title:	Managing Director

Pantheon Global Infrastructure Investments Fund (Cayman) LP
By: Pantheon Ventures (US) LP, its investment manager

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pensam Infrastructure, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Industriens Vintage Infrastructure II, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Lincoln Brook Opportunities Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon SOF Co-Investment Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Infra-PSP Co-Investment Program 1, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Industriens Vintage Infrastructure IV, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Toranomon Infrastructure 2, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon L Global Infrastructure SMA LP
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon 2022-K Asia, L.P
By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Clal - Pantheon Infra Co-Investment Program 2022, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon OCM Secondaries Investment Program (Cayman), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

VA - Pantheon Infrastructure III, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Juniversitas Infrastructure Equity Core Fund P (USD), L.P.
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Juniversitas Infrastructure Equity Core Fund P (EUR), L.P.
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund IV NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Three Pillars Secondaries Fund, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Three Pillars Flex Opportunities Fund, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon PlanVital Investment Program (Cayman), LP
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon C Private Credit Secondaries Program LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2024, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon PSD III The-K 2024 Master LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Global Infrastructure 2024-K, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Credit 2024-K, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon ME A1 SMA Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon ME A1 Overage Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Industriens Vintage Infrastructure V, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Private Senior Debt Fund III NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Z Global Infrastructure Fund Master, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Clal - Pantheon Infra Co-Investment Program 2025, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Pandeia Fund LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

SOLUTIO PREMIUM Private Debt I SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Debt II MASTER SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Debt III Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VI SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VI Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Co-Investment Opportunities Fund V (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VII Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

PGCO IV Co-mingled Fund SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Access (Luxembourg) SLP SICAV SIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries II (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries II (EUR)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Credit Opportunities II (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Global Infrastructure Fund IV (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Global Infrastructure Fund IV Euro (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan

Name: John Morgan

Title: Member

Pantheon Secondary Opportunity Fund (Luxembourg) SCSp		**SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF**	
By: Pantheon Ventures (Ireland) DAC, its investment manager		By: Pantheon Ventures (Ireland) DAC, its investment manager	
By: Pantheon Ventures (UK) LLP, its portfolio manager		By: Pantheon Ventures (UK) LLP, its portfolio manager	
By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF - Sub-Fund "Private Equity"		**SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF - Sub-Fund "Special Situations"**	
By: Pantheon Ventures (Ireland) DAC, its investment manager		By: Pantheon Ventures (Ireland) DAC, its investment manager	
By: Pantheon Ventures (UK) LLP, its portfolio manager		By: Pantheon Ventures (UK) LLP, its portfolio manager	
By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

Pantheon Global Secondary Fund VII SCSp		**Pantheon Global Secondary Fund VII Euro SCSp**	
By: Pantheon Ventures (Ireland) DAC, its investment manager		By: Pantheon Ventures (Ireland) DAC, its investment manager	
By: Pantheon Ventures (UK) LLP, its portfolio manager		By: Pantheon Ventures (UK) LLP, its portfolio manager	
By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

SOLUTIO Opportunities Asia I SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Secondary Opportunity Fund II (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Co-Investment Opportunities Fund VI (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries III (USD)

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries III (GBP)

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Private Equity Fund, a sub-fund of Pantheon Private Markets SICAV SA

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Credit Secondaries Fund, a sub-fund of Pantheon Private Markets SICAV SA
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSP SICAV-RAIF – Pantheon Credit Opportunities III (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Select Fund VII (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Infrastructure Fund V (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VIII SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries Europe III
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

~~CPEG-Pantheon Infrastructure~~**BBH Alternative Credit Fund**, L**P**~~.P.~~			~~Pantheon Private Debt Program SCSp SICAV-RAIF – Tubera Credit 2020~~**BBH Structured Fixed Income Master Fund, Ltd.**
~~By: Pantheon Ventures (UK) LLP, its investment manager~~			~~By: Pantheon Ventures (Ireland) DAC, its investment manager~~ ~~By: Pantheon Ventures (UK) LLP, its portfolio manager~~
By: Name: Title:	/s/ ~~John Morgan~~Daniel Greifenkamp ~~John Morgan~~Daniel Greifenkamp ~~Member~~Authorized Signatory	By: Name: Title:	/s/ ~~John Morgan~~Daniel Greifenkamp ~~John Morgan~~Daniel Greifenkamp ~~Member~~Authorized Signatory
~~Pantheon Private Debt Program SCSp SICAV-RAIF – Tubera Infinita~~			~~Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon COF Co-Investment II~~

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF – Peridot Overage 2022

Pantheon Private Debt Program SCSP SICAV-RAIF – MHST Overage

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

Pantheon Private Debt Program SCSP SICAV-RAIF - Kalevala

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSP SICAV-RAIF - Spear

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Socrates SCA SICAV-RAIF

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Socrates SCA SICAV-RAIF - EUR Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Socrates SCA SICAV-RAIF - USD Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Socrates SCA SICAV-RAIF - GBP Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Persea Private Credit Secondaries Program Master SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Infrastructure Fund II (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

ASGA Global Infrastructure L.P.
By: Pantheon Ventures (UK) LLP, its investment manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated ~~January 8~~April 17, 2026 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such Application has been taken. Each of the undersigned further states that he or she is familiar with such instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

AMG ~~Pantheon Master~~BBH Asset-Backed Credit Fund, LLC

~~AMG Pantheon Infrastructure Fund~~Brown Brothers Harriman Credit Partners, LLC

By:	/s/ ~~Keitha L. Kinne~~Garret Weston
Name:	~~Keitha L. Kinne~~Garret Weston
Title:	~~Principal Executive Officer~~Director

By:	/s/ ~~Keitha L. Kinne~~Daniel Greifenkamp
Name:	~~Keitha L. Kinne~~Daniel Greifenkamp
Title:	~~Principal~~President and Chief Executive Officer

~~AMG Pantheon Subsidiary Fund, LLC~~

~~By:~~	~~/s/ Keitha L. Kinne~~
~~Name:~~	~~Keitha L. Kinne~~
~~Title:~~	~~Principal Executive Officer~~

~~AMG Pantheon Infrastructure Subsidiary Fund, LLC~~

~~By:~~	~~/s/ Keitha L. Kinne~~
~~Name:~~	~~Keitha L. Kinne~~
~~Title:~~	~~Principal Executive Officer~~

~~AMG Pantheon Lead Fund, LLC~~

~~By:~~	~~/s/ Keitha L. Kinne~~
~~Name:~~	~~Keitha L. Kinne~~
~~Title:~~	~~Principal Executive Officer~~

~~AMG Pantheon Infrastructure Lead Fund, LLC~~

~~By:~~	~~/s/ Keitha L. Kinne~~
~~Name:~~	~~Keitha L. Kinne~~
~~Title:~~	~~Principal Executive Officer~~

~~AMG Pantheon Credit Solutions Fund~~

~~Pantheon Ventures (US) LP~~

By:	/s/ Keitha L. Kinne	By:	/s/ Kara Zanger
Name:	Keitha L. Kinne	Name:	Kara Zanger
Title:	Principal Executive Officer	Title:	Managing Director

AMG Pantheon Credit Solutions Subsidiary Fund, LLC

Pantheon Ventures (Ireland) DAC

By:	/s/ Keitha L. Kinne	By:	/s/ Maeve Kelly
Name:	Keitha L. Kinne	Name:	Maeve Kelly
Title:	Principal Executive Officer	Title:	Director

AMG Pantheon Credit Solutions Lead Fund, LLC

By: /s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: Principal Executive Officer

Pantheon Ventures (UK) LLP

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Infra Advisors LLC

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Co-Investment Opportunities Fund II, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon USA Fund VIII, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund IV, L.P
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Asia Fund VI, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon USA Fund IX, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Emerging Asia Fund VI, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Co-Investment Opportunities Fund III, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon USA Small Funds Program IX, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund II, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Emerging Markets Fund (Ex-Asia), L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund V, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund "B", L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

PGIF III Co-mingled Fund, L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Multi-Strategy Program 2014 (US), L.P.

By: Pantheon Ventures (US) LP, its investment advisor

By: _____/s/ Kara Zanger_____
Name: Kara Zanger
Title: Managing Director

Pantheon Multi-Strategy Program 2014 (ERISA), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Access (US), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Access (ERISA), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Real Estate Solutions Fund I, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund IV OPERS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Capital Partners, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Secondary Fund IV KSA, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2011, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global GT Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global HO Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2014, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets Fund, LLC
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund II NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Psagot-Pantheon 1, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Real Assets GT Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Real Assets HO Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Industriens Vintage Infrastructure, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

KGT Strategic Private Investments, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

KFH Strategic Private Investments, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2018, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

VA Pantheon Infrastructure II, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon IPA Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Real Assets Opportunities Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Global Infrastructure 2015-K, L.P
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

BVK Private Equity 2021, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund III NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

~~Pantheon Global Private~~**BBH Alternative** Credit ~~GT~~ Fund, L**LC**~~.P.~~

~~By: Pantheon Ventures (US) LP, its investment advisor~~

By:	/s/ ~~Kara Zanger~~Daniel Greifenkamp
Name:	~~Kara Zanger~~Daniel Greifenkamp
Title:	~~Managing Director~~Authorized Signatory

~~Pantheon Global Private~~**BBH** Credit ~~HO~~**Value Master** Fund, ~~L.P~~**Ltd.**

By: ~~Pantheon Ventures (US) LP, its investment advisor~~

By:	/s/ ~~Kara Zanger~~ Daniel Greifenkamp
Name:	~~Kara Zanger~~Daniel Greifenkamp
Title:	~~Managing Director~~Authorized Signatory

~~Akasia I, L.P.~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~

~~Pantheon/VA NRP, LP~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~

~~Global Infrastructure 2020-K, L.P~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~

~~Pantheon G Infrastructure Opportunities LP~~
~~By: Pantheon Ventures (US) LP, its investment advisor~~

~~By:~~	~~/s/ Kara Zanger~~
~~Name:~~	~~Kara Zanger~~
~~Title:~~	~~Managing Director~~

Pantheon Global Infrastructure USD Investments Unit Trust	Pantheon Global Infrastructure EUR Investments Unit Trust
By: Pantheon Ventures (US) LP, its investment manager	By: Pantheon Ventures (US) LP, its investment manager
By: /s/ Kara Zanger	By: /s/ Kara Zanger
Name: Kara Zanger	Name: Kara Zanger
Title: Managing Director	Title: Managing Director

Pantheon Global Infrastructure Investments Fund (Cayman) LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pensam Infrastructure, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Industriens Vintage Infrastructure II, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Lincoln Brook Opportunities Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon SOF Co-Investment Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon Infra-PSP Co-Investment Program 1, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Industriens Vintage Infrastructure IV, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Toranomon Infrastructure 2, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon L Global Infrastructure SMA LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Pantheon 2022-K Asia, L.P
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger

Name: Kara Zanger

Title: Managing Director

Clal - Pantheon Infra Co-Investment Program 2022, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon OCM Secondaries Investment Program (Cayman), L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

VA - Pantheon Infrastructure III, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Juniversitas Infrastructure Equity Core Fund P (USD), L.P.
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Juniversitas Infrastructure Equity Core Fund P (EUR), L.P.
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Global Infrastructure Fund IV NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Three Pillars Secondaries Fund, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Three Pillars Flex Opportunities Fund, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon PlanVital Investment Program (Cayman), LP
By: Pantheon Ventures (US) LP, its investment manager

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon C Private Credit Secondaries Program LP
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

BVK Private Equity 2024, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon PSD III The-K 2024 Master LP
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Global Infrastructure 2024-K, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon Global Credit 2024-K, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon ME A1 SMA Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon ME A1 Overage Fund, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Industriens Vintage Infrastructure V, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon Private Senior Debt Fund III NPS, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By:	/s/ Kara Zanger
Name:	Kara Zanger
Title:	Managing Director

Pantheon Z Global Infrastructure Fund Master, L.P.
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Clal – Pantheon Infra Co-Investment Program 2025, LP
By: Pantheon Ventures (US) LP, its investment advisor

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

Pantheon Pandeia Fund LP
By: Pantheon Ventures (US) LP, its investment manager

By: /s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director

SOLUTIO PREMIUM Private Debt I SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Debt II MASTER SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Debt III Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VI SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VI Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Co-Investment Opportunities Fund V (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VII Master SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

PGCO IV Co-mingled Fund SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Access (Luxembourg) SLP SICAV SIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries II (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries II (EUR)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Credit Opportunities II (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Infrastructure Fund IV (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Infrastructure Fund IV Euro (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Secondary Opportunity Fund (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF - Sub-Fund "Private Equity"
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF - Sub-Fund "Special Situations"
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VII SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VII Euro SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

SOLUTIO Opportunities Asia I SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Secondary Opportunity Fund II (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Co-Investment Opportunities Fund VI (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries III (USD)

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries III (GBP)

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Private Equity Fund, a sub-fund of Pantheon Private Markets SICAV SA

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By:	/s/ John Morgan
Name:	John Morgan
Title:	Member

Pantheon Global Credit Secondaries Fund, a sub-fund of Pantheon Private Markets SICAV SA
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSP SICAV-RAIF - Pantheon Credit Opportunities III (USD)
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Select Fund VII (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Infrastructure Fund V (Luxembourg) SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Global Secondary Fund VIII SCSp
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon Senior Debt Secondaries Europe III
By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

<table>
<tr>
<td>CPEG-P antheon InfrastructureBBH Alternative Credit Fund, LPP.P.</td>
<td>Pantheon Private Debt Program SCSp SICAV-RAIF - Tubera Credit 2020BBH Structured Fixed Income Master Fund, Ltd.</td>
</tr>
<tr>
<td>By: Pantheon Ventures (UK) LLP, its investment manager</td>
<td>By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager</td>
</tr>
</table>

By:	/s/ John MorganDaniel Greifenkamp	By:	/s/ John MorganDaniel Greifenkamp
Name:	John MorganDaniel Greifenkamp	Name:	John MorganDaniel Greifenkamp
Title:	MemberAuthorized Signatory	Title:	MemberAuthorized Signatory

<table>
<tr>
<td>Pantheon Private Debt Program SCSp SICAV-RAIF - Tubera Infinita
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager</td>
<td>Pantheon Private Debt Program SCSp SICAV-RAIF - Pantheon COF Co-Investment II
By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager</td>
</tr>
</table>

By:	/s/ John Morgan	By:	/s/ John Morgan
Name:	John Morgan	Name:	John Morgan
Title:	Member	Title:	Member

Pantheon Private Debt Program SCSp SICAV-RAIF - Peridot Overage 2022	Pantheon Private Debt Program SCSP SICAV-RAIF - MHST Overage
By: Pantheon Ventures (Ireland) DAC, its investment manager	By: Pantheon Ventures (Ireland) DAC, its investment manager
By: Pantheon Ventures (UK) LLP, its portfolio manager	By: Pantheon Ventures (UK) LLP, its portfolio manager
By: /s/ John Morgan	By: /s/ John Morgan
Name: John Morgan	Name: John Morgan
Title: Member	Title: Member

Pantheon Private Debt Program SCSP SICAV-RAIF - Kalevala

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Private Debt Program SCSP SICAV-RAIF - Spear

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Socrates SCA SICAV-RAIF

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Socrates SCA SICAV-RAIF - EUR Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Socrates SCA SICAV-RAIF - USD Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Socrates SCA SICAV-RAIF - GBP Compartment I

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Persea Private Credit Secondaries Program Master SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

Pantheon Global Infrastructure Fund II (Luxembourg) SCSp

By: Pantheon Ventures (Ireland) DAC, its investment manager

By: Pantheon Ventures (UK) LLP, its portfolio manager

By: _____/s/ John Morgan_____

Name: John Morgan

Title: Member

ASGA Global Infrastructure L.P.
By: Pantheon Ventures (UK) LLP, its investment manager

By: /s/ John Morgan
Name: John Morgan
Title: Member

026007-0042-21321-ACTIVE.74941863.20

APPENDIX A

Existing Affiliated Funds

Existing Affiliated Funds ~~advised by Pantheon Ventures US~~:

- ~~Pantheon Global Co-Investment Opportunities Fund II, L.P.~~

- ~~Pantheon USA Fund VIII, L.P.~~
  - BBH Alternative Credit Fund, LLC
  - BBH Alternative Credit Fund, LP
  - BBH Credit Value Master Fund, Ltd.
  - BBH Structured Fixed Income Master Fund, Ltd.

- ~~Pantheon Global Secondary Fund IV, L.P.~~

- ~~Pantheon Asia Fund VI, L.P.~~

- ~~Pantheon USA Fund IX, L.P.~~

026007-0042-21321-ACTIVE.74941863.20   4/17/26 10:30 AM

- Pantheon Emerging Asia Fund VI, L.P.

- Pantheon Global Co-Investment Opportunities Fund III, L.P.

- Pantheon USA Small Funds Program IX, L.P.

- Pantheon Global Infrastructure Fund II, L.P.

- Pantheon Emerging Markets Fund (Ex-Asia), L.P.

- Pantheon Global Secondary Fund V, L.P.

- Pantheon Global Infrastructure Fund "B", L.P.

- PGIF III Co-mingled Fund, L.P.

- Pantheon Multi-Strategy Program 2014 (US), L.P.

- Pantheon Multi-Strategy Program 2014 (ERISA), L.P.

- Pantheon Access (US), L.P.

- Pantheon Access (ERISA), L.P.

- Pantheon Real Estate Solutions Fund I, L.P.

- Pantheon Global Secondary Fund IV OPERS, L.P.

- Pantheon Capital Partners, L.P.

- Pantheon Global Secondary Fund IV KSA, L.P.

- BVK Private Equity 2011, L.P.

- Pantheon Global GT Fund, L.P.

- Pantheon Global HO Fund, L.P.

- BVK Private Equity 2014, L.P.

- Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets Fund, LLC

- Pantheon Global Infrastructure Fund II NPS, L.P.

- Psagot Pantheon 1, L.P.

- Pantheon Global Real Assets GT Fund, L.P.

- Pantheon Global Real Assets HO Fund, L.P.

- Industriens Vintage Infrastructure, L.P.

- KGT Strategic Private Investments, LP

- KFH Strategic Private Investments, LP

- BVK Private Equity 2018, L.P.

- VA Pantheon Infrastructure II, LP

- Pantheon IPA Fund, L.P.

- Pantheon Real Assets Opportunities Fund, L.P.

- Global Infrastructure 2015 K, L.P

- BVK Private Equity 2021, L.P.

62

- Pantheon Global Infrastructure Fund III NPS, L.P.

- Pantheon Global Private Credit GT Fund, L.P.

- Pantheon Global Private Credit HO Fund, L.P.

- Akasia I, L.P.

- Pantheon/VA NRP, LP

- Global Infrastructure 2020 K, L.P.

- Pantheon G Infrastructure Opportunities LP

- Pantheon Global Infrastructure USD Investments Unit Trust

- Pantheon Global Infrastructure EUR Investments Unit Trust

- Pantheon Global Infrastructure Investments Fund (Cayman) LP

- Pensam Infrastructure, L.P.

- Industriens Vintage Infrastructure II, L.P.

- Lincoln Brook Opportunities Fund, L.P.

- Pantheon SOF Co-Investment Fund, L.P.

- Pantheon Infra PSP Co-Investment Program 1, LP

- Industriens Vintage Infrastructure IV, L.P.

- Toranomon Infrastructure 2, LP

- Pantheon L Global Infrastructure SMA LP

- Pantheon 2022 K Asia, L.P.

- Clal—Pantheon Infra Co-Investment Program 2022, LP

- Pantheon OCM Secondaries Investment Program (Cayman), L.P.

- VA—Pantheon Infrastructure III, LP

- Juniversitas Infrastructure Equity Core Fund P (USD), L.P.

- Juniversitas Infrastructure Equity Core Fund P (EUR), L.P.

- Pantheon Global Infrastructure Fund IV NPS, L.P.

- Three Pillars Secondaries Fund, LP

- Three Pillars Flex Opportunities Fund, LP

- Pantheon PlanVital Investment Program (Cayman), LP

- Pantheon C Private Credit Secondaries Program LP

- BVK Private Equity 2024, L.P.

- Pantheon PSD III The K 2024 Master LP

- Global Infrastructure 2024 K, L.P.

- Pantheon Global Credit 2024 K, L.P.

- Pantheon ME A1 SMA Fund, L.P.

- Pantheon ME A1 Overage Fund, L.P.

- Industriens Vintage Infrastructure V, L.P.

- Pantheon Private Senior Debt Fund III NPS, L.P.

- Pantheon Z Global Infrastructure Fund Master, L.P.

- Clal – Pantheon Infra Co-Investment Program 2025, LP

- Pantheon Pandeia Fund LP

Existing Affiliated Funds advised by Pantheon Ventures (Ireland) and Pantheon Ventures UK, in its capacity as portfolio manager:

- SOLUTIO PREMIUM Private Debt I SCSp

- SOLUTIO PREMIUM Private Debt II MASTER SCSp

- SOLUTIO PREMIUM Private Debt III Master SCSp

- Pantheon Global Secondary Fund VI SCSp

- SOLUTIO PREMIUM Private Equity VI Master SCSp

- Pantheon Global Co-Investment Opportunities Fund V (Luxembourg) SCSp
- SOLUTIO PREMIUM Private Equity VII Master SCSp
- PGCO IV Co-mingled Fund SCSp
- Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV-SIF
- Pantheon Access (Luxembourg) SLP SICAV-SIF
- Pantheon Private Debt Program SCSp SICAV-RAIF
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries II (USD)
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries II (EUR)
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Credit Opportunities II (USD)
- Pantheon Global Infrastructure Fund IV (Luxembourg) SCSp
- Pantheon Global Infrastructure Fund IV Euro (Luxembourg) SCSp
- Pantheon Secondary Opportunity Fund (Luxembourg) SCSp
- SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF
- SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF – Sub-Fund "Private Equity"
- SOLUTIO PREMIUM Private Equity VIII Master SCSp SICAV-RAIF - Sub-Fund "Special Situations"
- Pantheon Global Secondary Fund VII SCSp
- Pantheon Global Secondary Fund VII Euro SCSp
- SOLUTIO Opportunities Asia I SCSp
- Pantheon Secondary Opportunity Fund II (Luxembourg) SCSp
- Pantheon Global Co-Investment Opportunities Fund VI (Luxembourg) SCSp
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries III (USD)
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries III (GBP)
- Pantheon Global Private Equity Fund, a sub-fund of Pantheon Private Markets SICAV SA
- Pantheon Global Credit Secondaries Fund, a sub-fund of Pantheon Private Markets SICAV SA
- Pantheon Private Debt Program SCSP SICAV-RAIF – Pantheon Credit Opportunities III (USD)
- Pantheon Global Select Fund VII (Luxembourg) SCSp
- Pantheon Global Infrastructure Fund V (Luxembourg) SCSp
- Pantheon Global Secondary Fund VIII SCSp
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon Senior Debt Secondaries Europe III
- Pantheon Private Debt Program SCSp SICAV-RAIF – Tubera Credit 2020
- Pantheon Private Debt Program SCSp SICAV-RAIF – Tubera Infinita
- Pantheon Private Debt Program SCSp SICAV-RAIF – Pantheon COF Co-Investment II
- Pantheon Private Debt Program SCSp SICAV-RAIF – Peridot Overage 2022

- Pantheon Private Debt Program SCSP SICAV-RAIF – MHST Overage

- Pantheon Private Debt Program SCSP SICAV-RAIF – Kalevala

- Pantheon Private Debt Program SCSP SICAV-RAIF – Spear

- Pantheon Socrates SCA SICAV-RAIF

- Pantheon Socrates SCA SICAV-RAIF – EUR Compartment I

- Pantheon Socrates SCA SICAV-RAIF – USD Compartment I

- Pantheon Socrates SCA SICAV-RAIF - GBP Compartment I

- Persea Private Credit Secondaries Program Master SCSp

- Pantheon Global Infrastructure Fund II (Luxembourg) SCSp

- ASGA Global Infrastructure L.P

- CPEG Pantheon Infrastructure L.P.

EXHIBIT A

~~Resolutions of Board of Directors of AMG Pantheon Master Fund, LLC, AMG Pantheon Subsidiary Fund, LLC, AMG Pantheon Lead Fund, LLC, AMG Pantheon Credit Solutions Subsidiary Fund, LLC, AMG Pantheon Credit Solutions Lead Fund, LLC, AMG Pantheon Infrastructure Fund, LLC, AMG Pantheon Infrastructure Subsidiary Fund, LLC and AMG Pantheon Infrastructure Lead Fund, LLC and Board of Trustees of AMG Pantheon Credit Solutions Fund~~
Resolutions of Sole Initial Director of AMG BBH Asset-Backed Credit Fund, LLC

Approval of Co-Investment Application

RESOLVED: That the officers of the Fund~~s~~ be, and each of them hereby is, authorized to prepare and file with the SEC an application, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, for an order of the SEC pursuant to which the Fund~~s~~ can participate in co-investment transactions (the "Co-Investment Order"); and further

RESOLVED: That the officers of the Fund~~s~~, with the assistance and advice of counsel to the Fund~~s~~ or others as may be required, be, and they hereby are, authorized to prepare, execute and file any and all amendments to such application and any new application for an exemptive order containing relief similar to the relief contained in the Co-Investment Order as may be necessary or appropriate; and further

RESOLVED, that ~~each~~the Fund's reliance on the Co-Investment Order, subject to compliance with the terms and conditions described in the Co-Investment Order is hereby approved.

(Approved on ~~June 12~~December 5, 2025)

Resolution of the Board of AMG BBH Asset-Backed Credit Fund, LLC

Ratification of Prior Actions

RESOLVED: That the actions of the sole director of the Fund taken by written consents on December 5, 2025, and February 27, 2026, and all other actions taken to organize the Fund, as presented to this meeting be, and they hereby are, ratified, confirmed and approved in all respects.

(Approved on March 19, 2026)

026007-0042-21321-ACTIVE.74941863.20

EXHIBIT B

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3) ~~and a marked copy of the amended Application showing changes from the initial Application.~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

FORUM REAL ESTATE INCOME FUND
AMG BBH Asset-Backed Credit Fund, LLC, Brown Brothers Harriman Credit Partners, LLC, BBH Alternative Credit Fund, LLC, BBH Alternative Credit Fund, LP, BBH Credit Value Master Fund, Ltd., BBH Structured Fixed Income Master Fund, Ltd.

140 Broadway, New York, NY 10005
FORUM CAPITAL ADVISORS LLC

FORUM STRUCTURED FINANCE LP
FORUM STRUCTURED FINANCE SLP LLC
FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.
FMREIT OPERATING PARTNERSHIP LP
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC

240 Saint Paul Street, Suite 400
Denver, CO 80206

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Darren Fisk
Chief Executive Officer
Forum Capital Advisors LLC
240 Saint Paul Street, Suite 400
Denver, CO 80206
legal@forumig.com

Elizabeth Ryan
Chief Compliance Officer & General Counsel
Forum Capital Advisors LLC
240 Saint Paul Street, Suite 400
Denver, CO 80206
legal@forumig.com

Nathan Somogie, Esq.
Simpson Thacher & Bartlett LLP
855 Boylston Street
Boston, MA 02116
Telephone: (617) 778-9004
nathan.somogie@stblaw.com

Copies to:

Mark J. Duggan
AMG Funds LLC
680 Washington Boulevard, Suite 500
Stamford, CT 06901
~~Kelley A. Howes~~
~~Morrison & Foerster LLP~~
~~370 17th Street, Suite 4200~~
~~Denver, CO 80202~~
~~(303) 592-2237~~
~~khowes@mofo~~**Telephone: (203) 299-3544**
mark.duggan@amg.com

and

Brown Brothers Harriman Credit Partners, LLC
140 Broadway
New York, NY 10005

~~January 9~~April 17, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF AMG BBH ASSET-BACKED CREDIT FUND, LLC, BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC, BBH ALTERNATIVE CREDIT FUND, LLC, BBH ALTERNATIVE CREDIT FUND, LP, BBH CREDIT VALUE MASTER FUND, LTD., BBH STRUCTURED FIXED INCOME MASTER FUND, LTD. IN THE MATTER OF FORUM REAL ESTATE INCOME FUND FORUM CAPITAL ADVISORS LLC FORUM STRUCTURED FINANCE LP FORUM STRUCTURED FINANCE SLP LLC FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC. FMREIT OPERATING PARTNERSHIP LP FDG STONECREST INVESTOR ASSOCIATES I-A, LLC FDG STONECREST INVESTOR ASSOCIATES I-B, LLC FDG STONECREST INVESTOR ASSOCIATES II-A, LLC FDG STONECREST INVESTOR ASSOCIATES II-B, LLC 240 Saint Paul Street, Suite 400 Denver, CO 80206 File No. 812-15907	AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

140 BROADWAY, NEW YORK, NY 10005

File No. 812-[   ]

I.   SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") ~~pursuant to~~under Sections 57(i) and 17(d) ~~and 57(i)~~ of the

Investment Company Act of 1940, as amended (the "***1940*** ~~*Act*" or "*Act***~~***Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. ~~The Order would supersede the exemptive order issued by the Commission on January 18, 2023 pursuant to Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "*Prior Order*"), with the result that no person will continue to rely on the Prior Order if the Order is granted.[2]~~

- ~~Forum Real Estate Income Fund, a Delaware statutory trust that is registered under the Act as a closed-end management investment company and operated as an "interval fund" pursuant to Rule 23c-3 under the Act ("*FREIF*," or~~ AMG BBH Asset-Backed Credit Fund, LLC (the "***Existing Regulated Fund***"), a closed-end management investment company that is registered under the 1940 Act;

- ~~Forum Capital Advisors LLC ("*FCA*") is the~~Brown Brothers Harriman Credit Partners, LLC ("***BBH Credit Partners***"), an investment adviser ~~to FREIF, FSF, FSF SLP and the FDG Funds (defined below);~~that is registered under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"), on behalf of itself and its successors[2];

- ~~Forum Structured Finance LP ("*FSF*"), which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(7) of the Act;~~

- ~~Forum Structured Finance SLP LLC ("*FSF SLP*"), which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(7) of the Act;~~

- ~~Forum Multifamily Real Estate Investment Trust, Inc. ("*FMREIT*"), a real estate investment trust;~~

- ~~FMREIT Operating Partnership LP ("*FMREIT Operating Partnership*"), a subsidiary of FMREIT;~~

- ~~FDG Stonecrest Investor Associates I-A, LLC and FDG Stonecrest Investor Associates II-A, LLC (together, the "*FDG-A Funds*"), each of which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(1) of the Act;~~

- ~~FDG Stonecrest Investor Associates I-B, LLC and FDG Stonecrest Investor Associates II-B, LLC~~The entities identified in Appendix A, each of which is ~~an entity whose investment adviser is FCA and that~~a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act~~, (together, the "*FDG-B Funds*" and, together with the FDG-A Funds, the "*FDG Funds*" and, together with FMREIT, FMREIT Operating Partnership, FSF and FSF SLP,~~ the "***Existing Affiliated Funds***" ~~and,~~; together with ~~FCA and~~ the Existing Regulated Fund and BBH Credit Partners, the "***Applicants***").[3]

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

~~[2] Forum Real Estate Income Fund, et al. (File No. 812-15355), Release No. 34780 (December 21, 2022) (notice), Release No. 34810 (January 18, 2023) (order).~~

[2] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a

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[4]   ***"Regulated Fund"*** means the Existing Regulated Fund and any Future Regulated Funds. "Future Regulated Fund" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "Wholly-Owned Investment Sub" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "Joint Venture" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "BDC Downstream Fund" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5]   ***"Affiliated Entity"*** means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]   ***"Co-Investment Transaction"*** means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Co-Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

~~The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "*Wholly-Owned Investment Sub*" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "*Joint Venture*" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "*BDC Downstream Fund*" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.~~

~~In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.~~

~~To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.~~

II.   GENERAL DESCRIPTION OF THE APPLICANTS

A.   ~~FREIF~~ The Existing Regulated Fund

~~FREIF was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on April 5, 2021. FREIF is an externally-managed, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FREIF has elected to be treated as a real estate investment trust under Sub-Chapter M of the Internal Revenue Code of 1986, as amended ("*Sub-Chapter M*"). FREIF's principal place of business is 240 Saint Paul Street, Suite 400, Denver, CO 80206.~~

The Existing Regulated Fund is an externally managed, closed-end, non-diversified investment company that is registered as an investment company under the 1940 Act. The Existing Regulated Fund is organized as a Delaware limited liability company. The Existing Regulated Fund intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986.

~~FREIF's~~ The Existing Regulated Fund's investment objective is to ~~maximize~~ seek to generate a return comprised of both current income and ~~preserve investor capital, with a secondary focus on long-term~~ capital appreciation. ~~FREIF concentrates its investments (*i.e.*, invests more than 25% of its assets) in the real estate~~

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[7]   "***Adviser***" means ~~FCA~~ BBH Credit Partners and any other investment adviser controlling, controlled by, or under common control with ~~FCA~~ BBH Credit Partners. The term "Adviser" also includes any internally-managed Regulated Fund.

[8]   See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

industry. FREIF has a four memberThe Existing Regulated Fund's board of directors (the "~~FREIF~~ Board"), of which three members is comprised of a majority of directors who are not "interested" persons" of ~~FREIF~~the Existing Regulated Fund within the meaning of ~~S~~section 2(a)(19) of the 1940 Act.[9]

B.   ~~Existing Affiliated Funds~~BBH Credit Partners

~~Each of FSF and FSF SLP is organized as a Delaware limited partnership. Each of FSF and FSF SLP is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(7) of the Act.[10]~~

~~Each FDG Fund is organized as a Colorado limited liability company. Each FDG-A Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(1) of the Act and each FDG-B Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(7) of the Act.~~

~~FMREIT was organized as a Maryland corporation on October 28, 2022. FMREIT has elected to be treated as a real estate investment trust under Sub-Chapter M for U.S. federal income tax purposes. FMREIT conducts its business primarily through the FMREIT Operating Partnership. FMREIT GP, LLC, of which FMREIT is the sole member, is the general partner of the FMREIT Operating Partnership.~~

~~FMREIT Operating Partnership was organized as a Delaware limited partnership on October 26, 2022.~~

~~Neither FMREIT nor the FMREIT Operating Partnership are considered to be an investment company under Section 3(a)(1)(A) of the 1940 Act because neither of them engages primarily or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In the event that FMREIT or the FMREIT Operating Partnership were to be deemed an investment company under Section 3(a) of the 1940 Act, FMREIT or the FMREIT Operating Partnership would be excepted from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) or Section 3(c)(6) thereof.~~

~~FMREIT and the FMREIT Operating Partnership are externally managed by FMREIT Advisors LLC, a real estate investment advisor.~~

~~C.   FCA~~

~~FCA,~~BBH Credit Partners is a Delaware limited liability company, that is registered ~~with the Commission~~as an investment adviser under the Advisers Act. ~~FCA is a wholly-owned subsidiary of Forum Investment Group LLC ("Forum Investment Group"). FCA serves as the~~ with the Commission and serves as investment adviser to ~~FREIF, FSF, FSF SLP and the FDG Funds, each of which it manages in accordance with its objectives and strategies. FCA's address is 240 Saint Paul Street, Suite 400, Denver, CO 80206.~~the Existing Regulated Fund. BBH Credit Partners is a direct subsidiary of and controlled by Brown Brothers Harriman & Co. ("BBH"), which holds a substantial majority of equity of BBH Credit Partners. BBH is a New York limited partnership and private banker chartered by the New York Department of Financial Services. A subsidiary of Affiliated Managers Group, Inc., a publicly-traded global asset management company, holds a minority equity interest in BBH Credit Partners.

C.   The Existing Affiliated Funds

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[9]   The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

~~[10]   In the future, an Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.~~

BBH Credit Partners serves as investment adviser to each of the Existing Affiliated Funds. Each Existing Affiliated Fund is a separate and distinct legal entity that, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.[10] A complete list of the Existing Affiliated Funds is included in Appendix A.

III.   ORDER REQUESTED

The Applicants request an Order of the Commission ~~pursuant to~~under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "*Conditions*"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the

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[10]   In the future, an Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[11]   Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ~~....~~... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ~~....~~..."

provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With

Accordingly, with respect to FCABBH Credit Partners, and any other Advisers that are deemed to be affiliated persons of FCAeach other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with FCABBH Credit Partners and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.   Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[12]

2.   Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[13] of the Regulated Fund

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[12]   Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13]   Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is

("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.   Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[15]

4.   No Remuneration. Any transaction fee[16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its

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not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]   Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]   Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17]

6. Dispositions:

(a) Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

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[17] The Affiliated Entities may adopt shared Co-Investment Policies.

[18] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20]

9.   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.   Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.   Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~Co~~ Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an

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[20]   If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders[21] permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions, ~~including substantially identical relief[22]recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act (together,~~ (the "***Existing Orders***").[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Darren Fisk~~   ~~Elizabeth Ryan~~
~~Chief Executive Officer~~   ~~Chief Compliance Officer & General Counsel~~
~~Forum Capital Advisors LLC~~   ~~Forum Capital Advisors LLC~~
~~240 Saint Paul Street, Suite 400~~   ~~240 Saint Paul Street, Suite 400~~
~~Denver, CO 80206~~   ~~Denver, CO 80206~~
~~legal@forumig.com~~   ~~legal@forumig.com~~

Mark Duggan
AMG Funds LLC
680 Washington Blvd., Suite 500
Stamford, CT 06901
Telephone: (203) 299-3544

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

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[21] ~~*See, e.g.*, FS Credit Opportunities Corp., *et al*. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al*. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al*. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al*. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).~~

[22] ~~*See* TCW Direct Lending LLC, *et al*. (File No. 812-15821) Release No. IC-35730 (August 29, 2025) (notice), Release No. IC-35757 (September 24, 2025) (order); Fidelity Private Credit Fund, *et al*. (File No. 812-15799) Release No. IC-35731 (August 29, 2025) (notice), Release No. IC-35756 (September 23, 2025) (order).~~

[21] See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

~~Kelley A. Howes~~
Nathan Somogie, Esq.
~~Morrison & Foerster~~Simpson Thacher & Bartlett LLP
~~370 17th~~855 Boylston Street~~, Suite 4200~~
~~Denver, CO 80202~~
Boston, MA 02116
Telephone: (~~303~~617) ~~592-2237~~778-9004

~~khowes@mofo.com~~

B.   Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Sole Initial Director and ratified by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Sole Initial Director and ratified by the Board. Copies of the resolutions are ~~attached hereto as Exhibit B~~provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section~~s 17(d) and~~ 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit ~~C~~B to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application ~~pursuant to~~under Rule 0-5(e)(3) under the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~9th~~17th day of ~~January~~April, 2026.

<table>
<tr>
<td colspan="3">AMG BBH Asset-Backed Credit Fund, LLC</td>
<td colspan="3"><s>FORUM REAL ESTATE INCOME FUND</s>
Brown Brothers Harriman Credit Partners, LLC</td>
</tr>
<tr>
<td>By:</td>
<td>/s/ Garret Weston</td>
<td></td>
<td>By:</td>
<td>/s/ <s>Darren Fisk</s>Daniel Greifenkamp</td>
<td></td>
</tr>
<tr>
<td>Name:</td>
<td>Garret Weston</td>
<td></td>
<td>Name:</td>
<td><s>Darren Fisk</s>Daniel Greifenkamp</td>
<td></td>
</tr>
<tr>
<td>Title:</td>
<td>Director</td>
<td></td>
<td>Title:</td>
<td><s>Chairman,</s>President and Chief Executive Officer <s>and Trustee</s></td>
<td></td>
</tr>
</table>

<table>
<tr>
<td colspan="3"></td>
<td colspan="3"><s>FORUM CAPITAL ADVISORS LLC</s></td>
</tr>
<tr>
<td><s>By:</s></td>
<td></td>
<td></td>
<td><s>/s/ Darren Fisk</s></td>
<td></td>
<td></td>
</tr>
<tr>
<td><s>Name:</s></td>
<td></td>
<td></td>
<td><s>Darren Fisk</s></td>
<td></td>
<td></td>
</tr>
<tr>
<td><s>Title:</s></td>
<td></td>
<td></td>
<td><s>Chief Executive Officer</s></td>
<td></td>
<td></td>
</tr>
</table>

<s>FORUM STRUCTURED FINANCE LP</s>

<s>By: Forum Structured Finance GP LLC,
            its General Partner</s>

<s>By: Forum Structured Finance GP Manager, Inc.,
            its Managing Member</s>

<s>By: Forum Capital Advisors LLC,
            its Sole Shareholder</s>

<s>By: /s/ Darren Fisk</s>
<s>Name: Darren Fisk</s>
<s>Title: Chief Executive Officer</s>

<table>
<tr>
<td colspan="3">BBH Alternative Credit Fund, LLC</td>
<td colspan="3"><s>FORUM STRUCTURED FINANCE SLP LLC</s>BBH Credit Value Master Fund, Ltd.</td>
</tr>
<tr>
<td></td>
<td></td>
<td></td>
<td><s>By:</s></td>
<td><s>Forum Structured Finance GP LLC,
its Managing Member</s></td>
<td></td>
</tr>
<tr>
<td></td>
<td></td>
<td></td>
<td><s>By:</s></td>
<td><s>Forum Structured Finance GP Manager, Inc.,
its Managing Member</s></td>
<td></td>
</tr>
<tr>
<td></td>
<td></td>
<td></td>
<td><s>By:</s></td>
<td><s>Forum Capital Advisors LLC,
its Sole Shareholder</s></td>
<td></td>
</tr>
<tr>
<td>By:</td>
<td>/s/ Daniel Greifenkamp</td>
<td></td>
<td>By:</td>
<td>/s/ <s>Darren Fisk</s>Daniel Greifenkamp</td>
<td></td>
</tr>
<tr>
<td>Name:</td>
<td>Daniel Greifenkamp</td>
<td></td>
<td>Name:</td>
<td><s>Darren Fisk</s>Daniel Greifenkamp</td>
<td></td>
</tr>
<tr>
<td>Title:</td>
<td>Authorized Signatory</td>
<td></td>
<td>Title:</td>
<td><s>Chief Executive Officer</s>Authorized Signatory</td>
<td></td>
</tr>
</table>

<s>FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.</s>

13

By:	/s/ Darren Fisk	
Name:	Darren Fisk	
Title:	Chairman, Principal Executive Officer and Trustee	

BBH Alternative Credit Fund, LP **BBH Structured Fixed Income Master Fund, Ltd.**

FMREIT OPERATING PARTNERSHIP LP

By: FMREIT GP LLC,
its General Partner

By: Forum Multifamily Real Estate Investment Trust, Inc.,
its Sole Member

By: /s/ Darren Fisk
Name: Darren Fisk
Title: Chief Executive Officer and Director

FDG STONECREST INVESTOR ASSOCIATES I-A, LLC

By: FDG Stonecrest Manager, LLC,
its Manager

By: Forum Investment Group LLC,
its Managing Member

By: Forum Management, Inc.,
its Manager

By:	/s/ Daniel Greifenkamp	By:	/s/ Darren FiskDaniel Greifenkamp
Name:	Daniel Greifenkamp	Name:	Darren FiskDaniel Greifenkamp
Title:		Title:	Director and President

FDG STONECREST INVESTOR ASSOCIATES I-B, LLC

By: FDG Stonecrest Manager, LLC,
its Manager

By: Forum Investment Group LLC,
its Managing Member

By: Forum Management, Inc.,
its Manager

By: /s/ Darren Fisk
Name: Darren Fisk

Title:	Authorized Signatory	Title:	Director and PresidentAuthorized Signatory

FDG STONECREST INVESTOR ASSOCIATES II-A, LLC

14

By: FDG Stonecrest Manager, LLC,
                     its Manager

By: Forum Investment Group LLC,
                     its Managing Member

By: Forum Management, Inc.,
                     its Manager

By: /s/ Darren Fisk
Name: Darren Fisk
Title: Director and President

FDG STONECREST INVESTOR ASSOCIATES II-B, LLC

By: FDG Stonecrest Manager, LLC,
                     its Manager

By: Forum Investment Group LLC,
                     its Managing Member

By: Forum Management, Inc.,
                     its Manager

By: /s/ Darren Fisk
Name: Darren Fisk
Title: Director and President

~~EXHIBIT A~~
VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Real Estate Income Fund, that he is the Chairman, Chief Executive Officer and Trustee of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**FORUM REAL ESTATE INCOME FUND**~~

~~By:~~ ~~/s/ Darren Fisk~~
~~Name:~~ ~~Darren Fisk~~
~~Title:~~ ~~Chairman, Principal Executive Officer and Trustee~~

Each of the undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 17, 2026 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such Application has been taken. Each of the undersigned further states that he or she is familiar with such instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Capital Advisors LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**FORUM CAPITAL ADVISORS LLC**~~

~~By:~~ ~~/s/ Darren Fisk~~
~~Name:~~ ~~Darren Fisk~~
~~Title:~~ ~~Chief Executive Officer~~

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Structured Finance LP, that he is the Chief Executive Officer of the Sole Shareholder of the Managing Member of the general partner of such fund and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**FORUM STRUCTURED FINANCE LP**~~

By:		Forum Structured Finance GP LLC, its General Partner	
By:		Forum Structured Finance GP Manager, Inc., its Managing Member	
By: AMG BBH Asset-Backed Credit Fund, LLC		Forum Capital Advisors LLC, its Sole Shareholder Brown Brothers Harriman Credit Partners, LLC	

By:	/s/ Garret Weston	By:	/s/ ~~Darren Fisk~~ Daniel Greifenkamp
Name:	Garret Weston	~~Darren Fisk~~ Name:	Daniel Greifenkamp
Title:		Chief Executive Officer	

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Structured Finance SLP LLC, that he is the Chief Executive Officer of the Sole Shareholder of the Managing Member of the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FORUM STRUCTURED FINANCE SLP LLC~~

~~By:~~	~~Forum Structured Finance GP LLC, its Managing Member~~
~~By:~~	~~Forum Structured Finance GP Manager, Inc., its Managing Member~~
~~By:~~	~~Forum Capital Advisors LLC, its Sole Shareholder~~
~~By:~~	~~/s/ Darren Fisk~~
~~Name:~~	~~Darren Fisk~~

Title:	Director	Title:	President and Chief Executive Officer

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Multifamily Real Estate Investment Trust, Inc., that he is the Chief Executive Officer and Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.~~

~~By:~~	~~/s/ Darren Fisk~~
~~Name:~~	~~Darren Fisk~~
~~Title:~~	~~Chief Executive Officer and Director~~

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of FMREIT Operating Partnership LP, that he is the Chief Executive Officer of the Sole Member of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such~~

17

instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BBH Alternative Credit Fund, LLC		~~FMREIT OPERATING PARTNERSHIP LP~~**BBH Credit Value Master Fund, Ltd.**

~~By:~~ ~~FMREIT GP LLC,~~
~~its General Partner~~

~~By:~~ ~~Forum Multifamily Real Estate Investment Trust, Inc.,~~
~~its Sole Member~~

By:	/s/ ~~Darren Fisk~~ Daniel Greifenkamp		By:	/s/ Daniel Greifenkamp
Name:	~~Darren Fisk~~ Daniel Greifenkamp		Name:	Daniel Greifenkamp
~~Title:~~	~~Chief Executive Officer and Director~~			

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates I A, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FDG STONECREST INVESTOR ASSOCIATES I A, LLC~~

~~By:~~ ~~FDG Stonecrest Manager, LLC,~~
~~its Manager~~

~~By:~~ ~~Forum Investment Group LLC,~~
~~its Managing Member~~

~~By:~~ ~~Forum Management, Inc.,~~
~~its Manager~~

~~By:~~ ~~/s/ Darren Fisk~~
~~Name:~~ ~~Darren Fisk~~

Title:	Authorized Signatory		Title:	~~Director and President~~ Authorized Signatory

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates I B, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FDG STONECREST INVESTOR ASSOCIATES I B, LLC~~

~~By:~~ ~~FDG Stonecrest Manager, LLC,~~

BBH Alternative Credit Fund, LP		~~its Manager~~**BBH Structured Fixed Income**

Master Fund, Ltd.

By: Forum Investment Group LLC,
its Managing Member

By: Forum Management, Inc.,
its Manager

By:	/s/ Daniel Greifenkamp	By:	/s/ ~~Darren Fisk~~Daniel Greifenkamp
Name:	Daniel Greifenkamp	Name:	~~Darren Fisk~~Daniel Greifenkamp
Title:			Director and President

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates II-A, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FDG STONECREST INVESTOR ASSOCIATES II-A, LLC~~

~~By: FDG Stonecrest Manager, LLC,
its Manager~~

~~By: Forum Investment Group LLC,
its Managing Member~~

~~By: Forum Management, Inc.,
its Manager~~

~~By: /s/ Darren Fisk~~
~~Name: Darren Fisk~~

Title:	Authorized Signatory	Title:	~~Director and President~~Authorized Signatory

VERIFICATION

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates II-B, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~FDG STONECREST INVESTOR ASSOCIATES II-B, LLC~~

~~By: FDG Stonecrest Manager, LLC,
its Manager~~

~~By: Forum Investment Group LLC,
its Managing Member~~

~~By: Forum Management, Inc.,
its Manager~~

By:	/s/ Darren Fisk
Name:	Darren Fisk
Title:	Director and President

Existing Affiliated Funds

Existing Affiliated Funds:

- BBH Alternative Credit Fund, LLC
- BBH Alternative Credit Fund, LP
- BBH Credit Value Master Fund, Ltd.
- BBH Structured Fixed Income Master Fund, Ltd.

EXHIBIT ~~B~~A

Resolutions of ~~the Board of Trustees of Forum Real Estate Income~~Sole Initial Director of AMG BBH Asset-Backed Credit Fund~~.~~, LLC

Approval of ~~Filing Section 17(d)~~Co-Investment Application~~for Co-Investment Relief~~

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized to prepare and file with the SEC an application, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, for an order of the SEC pursuant to which the Fund can participate in co-investment transactions (the "Co-Investment Order"); and further
RESOLVED:	That the officers of the Fund, with the assistance and advice of counsel to the Fund or others as may be required, be, and they hereby are, authorized to prepare, execute and file any and all amendments to such application and any new application for an exemptive order containing relief similar to the relief contained in the Co-Investment Order as may be necessary or appropriate; and further
RESOLVED,	that the Fund's reliance on the Co-Investment Order, subject to compliance with the terms and conditions described in the Co-Investment Order is hereby approved.

~~**WHEREAS**, the Board of Trustees (the "Board") of Forum Real Estate Income Fund (the "Fund") deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to~~ ~~Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended~~ ~~(the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of Forum Capital Advisors LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form as presented at this meeting, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

(Approved on December 5, 2025)

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

Resolution of the Board of AMG BBH Asset-Backed Credit Fund, LLC

Ratification of Prior Actions

RESOLVED:	That the actions of the sole director of the Fund taken by written consents on December 5, 2025, and February 27, 2026, and all other actions taken to organize the Fund, as presented to this meeting be, and they hereby are, ratified,

confirmed and approved in all respects.

(Approved on March 19, 2026)

EXHIBIT ~~C~~B

~~Two~~ Marked Copies of the Application ~~Pursuant to~~ Showing Changes from the Final Versions of the Two Applications
Identified as Substantially Identical under Rule 0-5(e)(3)

[See Attached]
EXHIBIT D
~~Marked Copy of the Application Pursuant to Rule 0-5(f)(2)(i)(A)~~
~~[*See Attached*]~~